

November 23, 2011

<u>Via Facsimile</u>
Alexander Walsh
President and Principal Executive Officer
Lithium Exploration Group, Inc.
3200 N. Hayden Road, Suite 235
Scottsdale, Arizona 85251

  Re: Lithium Exploration Group, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed November 2, 2011
    File No. 333-175883

Dear Mr. Walsh:

  We have reviewed your amended registration statement and letter dated November 2, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of comment 3 in our letter dated August 25, 2011 regarding any artwork and graphics you wish to include in the prospectus.

2. We note the Form 8-K filed November 21, 2011 relating to your letter agreement with Glottech-USA, LLC. Please update your disclosure in the Form S-1 to include any relevant information relating to this agreement, and be sure to include the agreement as

an exhibit. We also note that you have requested confidential treatment of certain portions of the agreement. Comments relating to that confidential treatment request, if any, will be set forth in a separate letter, and you will need to resolve those comments prior to requesting acceleration of effectiveness of this Form S-1.

3.   We note your response to comment 7 in our letter dated August 25, 2011 and your added disclosure on page 32. Please provide similar disclosure in the prospectus summary section. Please also clarify how many times Mr. Walsh has visited the Canada and Argentina properties to date, as noted in your response to comment 8.

4.   With respect to your responses to comments 15 - 20 in our letter dated August 25, 2011, we note the following:

- We note that in response to comments 17 and 18, with respect to the market price per share of the securities underlying the convertible note and warrants on the date of the sale of the convertible note and warrants, you used a price of $1.48. Please tell us how you arrived at this price. In this regard, it appears that you used a different price to calculate the $3,838,554 total dollar value of the securities underlying the convertible note in response to comment 15. Please tell us how arrived at this price and why these prices differ.

- Please explain why you state in response to comment 18 that the number of shares underlying the note is 1,204,819 when you state in all other places in the prospectus that the number of shares underlying the note is 1,807,229.

- With respect to comment 19, please also provide the averaged per year percentage.

5.   We note your response to comment 21 in our letter dated August 25, 2011. In particular, we note that you indicate the number of shares outstanding prior to the convertible note transaction not held by you or your affiliates or the selling stockholder is 51,150. On the cover page of your Form 10-K for the year ended June 30, 2011, you indicate that there were 51,115,476 shares of common stock issued and outstanding as of October 13, 2011. On page 37 of that Form 10-K, you indicate that as of September 27, 2011, 27,300,000 shares were held by your officers and directors, which means that 23,815,476 shares were held by non-affiliates as of a recent date. We note that you sold the convertible notes to the selling shareholder in June 2011. We further note that you indicate in the Form 10-K that there have been no recent sales of unregistered securities, and we also note that you have no current registration statements for the sale of registered securities to account for the increase between June and September 2011. Please explain how the number of outstanding shares held by non-affiliates jumped from 51,150 in June 2011 to 23,815,476 in September 2011.

6.   In each place where you discuss the interest payable at maturity of the convertible debenture, please clarify that the common stock issuable will be at the conversion price of $0.83, which may be at a discount to the market price at the time of maturity.

7.   Please monitor the need to provided updated interim financial statements.

Prospectus Summary, page 5

8.   We note your responses to comments 26 and 28 in our letter dated August 25, 2011 regarding the substantive steps and timeline in respect of the Alberta property. Please expand to include related disclosure for the next twelve months.

9.   Here and in each place in the prospectus where you discuss the $25,466,833 in expenses incurred as of June 23, 2011, please disclose that $17,595,000 of those relate to the value of stock issued to your officer and directors.

Selling Stockholder Financing Transaction, page 7

10.   We note your response to comment 30 in our letter dated August 25, 2011. We also note your disclosure elsewhere that you plan on effecting offerings to fund your operations in the future. Please revise your disclosure to indicate whether any such offerings would include equity securities and, if so, please further expand your disclosure regarding the reasons why Mr. Walsh entered into the guaranty and pledge agreement in light of your plan to issue equity securities.

Management's Discussion and Analysis or Plan of Operation, page 15

11.   We note your responses to comments 38 through 40 in our letter dated August 25, 2011 that the disclosure is no longer relevant. We do not concur. We note the directors fees and mining expenses at page 16. Please revise your disclosure to describe why such fees and expenses represent a significant percentage of your operating expenses, in particular in view of your operations generally.

Valleyview Property, page 25

12.   Please include the consent from the individual named in your filing who will be performing the exploration work on your properties.

Executive Compensation, page 36

13.   We note your response to comment 13 in our letter dated August 25, 2011 that Mr. Walsh is paid $10,000 per month. Please revise your disclosure under your Summary Compensation Table to include the monthly payments Mr. Walsh received under the

column captioned "Salary" or tell us why you do not need to. Please also revise your disclosure to state when such payments started. In addition, please revise your table to describe the compensation under "All Other Compensation." If such compensation is intended to include the per-month payments, please explain how such payments aggregated to $45,000.

14. In addition, please revise your disclosure to state whether you have an employment agreement with Mr. Walsh and, if so, please file the agreement.

Certain Relationships and Related Transactions, page 37

15. Please revise your disclosure to include the dollar amount for each of the transactions with your directors and Mr. Walsh. In this regard, please revise your disclosure to discuss how the shares issued to each person were valued at $7.65 in view of the average trading price of your shares for 2011 and your risk factor titled "Trading on the OTC Bulletin Board…" at page 11. Please explain how you chose April 27, 2011 as the date of issuance of the shares, and disclose the time period of the services for which these shares were to serve as compensation. Please further expand your disclosure under "Executive Compensation" to discuss how the ultimate compensation awarded fits within your overall compensation scheme, your overall operations and the activities your directors and officers conduct (as discussed under "Employees").

16. Please revise your disclosure to discuss in necessary detail the material terms of the guaranty and pledge agreement Mr. Walsh has entered into with the Company and the selling shareholder. Please also discuss whether Mr. Walsh has received any form of consideration for entering into such agreement. Please provide a cross-reference at page 7 to this new discussion.

Security Ownership of Certain Beneficial Owners and Management, page 37

17. Please disclose the natural persons with voting and dispositive powers over the securities held by Gekko Industries, Inc.

Exhibits, page 47

18. We note your response to comment 51 in our letter dated August 25, 2011. Item 601(b)(10) of Regulation S-K requires the filing of every material contract that was entered into not more than two years before the filing of the registration statement. In addition, Item 601(b)(10)(iii)(A) requires a written description of any management contract that is not set forth in any formal document. Accordingly, please file any consulting or management with Mr. Walsh, and file a description of any compensation agreements with your directors.

19.   We note your response to comment 52 in our letter dated August 25, 2011. Please
        provide a detailed analysis as to why you do not need to file an agreement under which
        you are indebted to your only executive officer.

Recent Sales of Unregistered Securities, page 45

20.   We note your response to comment 53 in our letter dated August 25, 2011 and reissue it
        in part. Please disclose the value of the shares issued in the other transactions that took
        place on April 28, 2011 and how the value of those securities was determined.

Undertakings, page 48

21.   We reissue comment 54 in our letter dated August 25, 2011. Please ensure that your
        filing contains all of the undertakings in the forms set forth in Item 512 of Regulation S-
        K.

Signatures, page 49

22.   We reissue comment 55 in our letter dated August 25, 2011. It appears that your
        registration statement has been signed by the company on its behalf by Mr. Walsh and
        again by Mr. Walsh in his capacity as President, Chief Executive Officer and Director.
        However, the registration statement has not been signed by Mr. Walsh as your principal
        accounting officer. Please revise accordingly.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with respect
     to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility for
     the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters or John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Thomas A. Rose, Esq.
        Sichenzia Ross Friedman Ference LLP